Exhibit 99.1

NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
SECOND QUARTER 2008 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, July 31, 2008 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the three months ended June 30, 2008 was $45 million or $0.11 per diluted share, compared to $79 million or $0.20 per diluted share during the same period in 2007. The prior period included a $17 million net gain or $0.04 per share on the sale of two properties. Funds from operations (“FFO”) was $157 million or $0.40 per diluted share for the three months ended June 30, 2008 compared with $167 million or $0.42 per diluted share during the same period in 2007.
Commercial property net operating income for the second quarter of 2008 was $345 million, up 9% from $317 million during the second quarter of 2007. Residential operations contributed $35 million of net operating income, compared with $72 million in the same period in 2007.
During the second quarter, Brookfield Properties leased two million square feet of space at an average net rent of $27.83 per square foot. Excluding a contractual renewal with Continental Airlines in Houston, the average net rent in leased space was $31.43 per square foot which represents a 36% improvement over the average in-place net rent at the beginning of the quarter. The company’s managed portfolio occupancy rate finished the quarter at 96.2%.
HIGHLIGHTS OF THE SECOND QUARTER
Sold TD Canada Trust Tower, Toronto, subsequent to the second quarter. The company sold its 50% interest to OMERS Realty Corporation, the co-owner in the building, for gross proceeds of C$425 million and received net proceeds of C$191 million. The 51-story, 1.1-million-square-foot tower is one of the two office towers comprising the 2.6-million-square-foot Brookfield Place office and retail complex in Toronto’s financial district. The sale price translates to a value of C$721 per square foot.
Completed seven financings, generating gross proceeds of $663 million and net new proceeds of $144 million, including 75 State Street, Boston; Two Ballston Plaza, Maryland; Hudson’s Bay Centre and 2 Queen Street East, Toronto; Royal Centre, Vancouver; Altius Centre, Calgary and Canadian Western Bank building, Edmonton. The amount of debt refinanced in the first six months of 2008 totals approximately $1 billion.
Repurchased 500,000 common shares of the company at an average price of $18.60 during the quarter, bringing the total number of shares repurchased in 2008 to 800,000 at an average price of

$18.48. Since the inception of the company’s normal course issuer bid in 1999, Brookfield Properties has invested $432 million acquiring 36.8 million common shares at an average price of $11.75.
Advanced developments under construction. At Bay Adelaide Centre, Toronto, the concrete core has topped out and curtain wall has been installed to the 33rd floor; at Bankers Court, Calgary, floors have been poured to the 12th floor and curtain wall has been installed to the 7th floor; 77 K Street in Washington is substantially complete and has received its certificate of occupancy; Two Reston Crescent, Virginia, is substantially complete; and the redevelopment of 1225 Connecticut Avenue, Washington, D.C., is on target for its scheduled completion date in the fourth quarter of 2008.
Leased two million square feet of space including 300,000 square feet of lease take-backs. New leases represent 50% of the total during the second quarter while renewals represent the remaining 50%. Second quarter leasing highlights include:
Houston — 612,000 square feet
•	424,000 square foot renewal for five years with Continental Airlines at Continental Center I

•	29,000 square foot expansion for 11 years with Devon Energy at Two Allen Center
Toronto — 365,000 square feet
•	145,000 square foot renewal and expansion for seven years with Bennett Jones at First Canadian Place

•	66,000 square foot lease for ten years with Macquarie at Bay Wellington Tower

•	31,000 square foot lease for ten years with Credit Suisse Securities at First Canadian Place
Washington, D.C. — 310,000 square feet
•	47,000 square foot lease for ten years with Argosy at 1550 Wilson Boulevard

•	44,000 square foot lease for five years with Ketchum Public Relations at 2000 L Street NW

•	30,000 square foot lease for five years with the GSA at Sunrise Technology Park
Los Angeles — 228,000 square feet
•	32,000 square foot lease for 11 years with Hotchkis & Wiley at Ernst & Young Plaza
Calgary — 215,000 square feet
•	140,000 square foot extension and expansion for 11 years with Crescent Point at Petro Canada Centre

•	45,000 square foot expansion for four years with Enbridge at Fifth Avenue Place
New York — 99,000 square feet
•	37,000 square foot expansion for 14 years with BNP Paribas at Newport Tower, NJ
Ottawa — 40,000 square feet
•	32,000 square foot lease for five years with the Canadian Government at Place de Ville I
OUTLOOK
“Our U.S. and Canadian commercial operations continue to exhibit strong performance notwithstanding the current unsettled economic climate, and our residential operations continue to perform in line with our expectations,” stated Ric Clark, president & CEO of Brookfield Properties Corporation.
* * *

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.

Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on September 30, 2008 to shareholders of record at the close of business on September 1, 2008. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on September 30, 2008 to shareholders of record at the close of business on September 15, 2008.
Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2008 second quarter results on Thursday, July 31, 2008 at 11:00 a.m. Eastern time. Scheduled speakers are Ric Clark, president and chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
To participate in the conference call, please dial 800.374.0199, pass code 53530779 five minutes prior to the scheduled start of the call. A replay of this call can be accessed through August 29, 2008 by dialing 800.642.1687, pass code 53530779. A webcast of the call will be available at www.brookfieldproperties.com for 30 days.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package before the market open on July 31, 2008 at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company also holds interests in 17 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: mcoley@brookfieldproperties.com

CONSOLIDATED BALANCE SHEET

(US Millions)	June 30, 2008	December 31, 2007

Assets
Commercial properties	$15,577	$15,889
Commercial development	1,161	1,172
Residential development	1,283	1,228
Receivables and other	946	1,056
Intangible assets	725	759
Restricted cash and deposits	119	151
Cash and cash equivalents	187	214
Assets related to discontinued operations (i)	364	4

	$20,362	$20,473

Liabilities
Commercial property debt	$11,963	$12,125
Accounts payable and other liabilities	1,222	1,357
Intangible liabilities	792	834
Future income tax liability	625	600
Liabilities related to discontinued operations (ii)	313	3
Capital securities — corporate	1,033	1,053
Capital securities — fund subsidiaries	766	762
Non-controlling interests — fund subsidiaries	196	193
Non-controlling interests — other subsidiaries	65	86
Preferred equity — subsidiaries	374	382

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	2,968	3,033

	$20,362	$20,473

(i)	Includes $352 million of commercial properties and $12 million of other assets associated with discontinued operations at June 30, 2008 (December 31, 2007 — $3 million and $1 million, respectively).

(ii)	Includes commercial property debt of $302 and $11 million of other liabilities associated with discontinued operations at June 30, 2008 (December 31, 2007 — nil and $3 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	2008	2007	2008	2007

Total revenue	$719	$706	$1,374	$1,330

Net operating income
Commercial property operations	$345	$317	$688	$624
Residential development operations	35	72	53	114
Interest and other	16	10	26	19

	396	399	767	757
Expenses
Interest
Commercial property debt	153	169	317	338
Capital securities — corporate	15	16	30	31
Capital securities — fund subsidiaries	(4)	(5)	(12)	(14)
General and administrative	30	24	59	53
Transaction costs	—	3	—	7
Non-controlling interests
Fund subsidiaries	(3)	(31)	(5)	(41)
Other subsidiaries	6	6	12	10
Depreciation and amortization	136	134	273	257
Future income taxes	21	28	30	46

Net income from continuing operations	$42	$55	$63	$70

Discontinued operations	3	24	5	62
Net income	$45	$79	$68	$132

Net income per share — diluted
Continuing operations	$0.11	$0.15	$0.16	$0.18
Discontinued operations	—	0.05	0.01	0.15

	$0.11	$0.20	$0.17	$0.33

Funds from operations per share — diluted
Prior to discontinued operations and property disposition gains	$0.39	$0.41	$0.70	$0.72
Discontinued operations	0.01	0.01	0.02	0.02
Property disposition gains	—	0.06	—	0.17

	$0.40	$0.48	$0.72	$0.91

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(US Millions)	2008	2007	2008	2007

Net income	$45	$79	$68	$132
Add (deduct) non-cash and extraordinary items
Depreciation and amortization	136	134	273	257
Future income taxes	21	28	30	46
Transaction costs	—	3	—	7
Discontinued operations	1	(18)	2	(49)
Non-controlling interests in above items	(46)	(59)	(90)	(97)

Funds from operations	$157	$167	$283	$296

FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	2008	2007	2008	2007

Funds from operations	$157	$167	$283	$296
Preferred share dividends	—	—	(1)	(1)

Funds available to common shareholders	157	167	282	295
Weighted average shares outstanding	394.6	400.5	394.6	400.7

Funds from operations per share	$0.40	$0.42	$0.72	$0.74

DISCONTINUED OPERATIONS

	Three months ended June 30		Six months ended June 30
(US Millions)	2008	2007	2008	2007

Property disposition gains	$—	$62	$—	$109
Revenue from discontinued operations	14	18	28	38
Operating expenses	(6)	(7)	(12)	(16)

	8	73	16	131
Interest expense	(4)	(5)	(9)	(9)

Funds from discontinued operations and gains	4	68	7	122
Depreciation and amortization	(1)	1	(2)	(2)
Non-controlling interests	—	(26)	—	(31)
Future income taxes	—	(19)	—	(27)

Discontinued operations	$3	$24	$5	$62

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended June 30		Six months ended June 30
(US Millions)	2008	2007	2008	2007

Revenue from continuing operations (i)	$571	$518	$1,134	$1,022
Operating expenses	(226)	(201)	(446)	(398)

Net operating income	$345	$317	$688	$624

(i)	Including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended June 30		Six months ended June 30
(US Millions)	2008	2007	2008	2007

Revenue	$132	$178	$214	$289
Operating expenses	(97)	(106)	(161)	(175)

Net operating income	$35	$72	$53	$114

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended June 30		Six months ended June 30
(US Millions)	2008	2007	2008	2007

Interest on debt securities	$7	$6	$13	$13
Interest on redeemable equity interests	12	10	20	16

	19	16	33	29
Non-cash component	(23)	(21)	(45)	(43)

Total interest expense — capital securities — fund subsidiaries	$(4)	$(5)	$(12)	$(14)

NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended June 30		Six months ended June 30
(US Millions)	2008	2007	2008	2007

Non-controlling interest	$20	$39	$40	$45
Non-cash component	(23)	(70)	(45)	(86)

Total non-controlling interests — fund subsidiaries	$(3)	$(31)	$(5)	$(41)